UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2023

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

MATERIAL EVENT

EMBOTELLADORA ANDINA S.A.

Santiago, September 20, 2023

Mrs.

Solange Berstein J.

President

Financial Market Commission

Santiago

Ref.:	Inform on the issuance of Bonds in International Markets.

From my consideration:

I hereby, duly authorized for this purpose and in accordance with the stipulations of Article 9 and subparagraph two of Article 10 of Law No. 18,045, the Securities Market Law, as well as General Rule No. 30 of the Comisión para el Mercado Financiero (hereinafter referred to as the "Commission"), wish to inform of the following as a material event of Embotelladora Andina S.A. (hereinafter referred to as the "Company"), its securities, or the offering thereof:

As of this date, the Company has placed bonds in the public market in Switzerland, totaling CHF 170,000,000 (one hundred and seventy million Swiss francs) as principal amount, with a maturity date set for the year 2028.

In this regard, please find attached the form contained in the annex to Circular No. 1,072 of this Commission.

Without further ado, sincerely yours,

_______________________________

JOSÉ LUIS SOLORZANO HURTADO

Chief Executive Officer

Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.

FORM MATERIAL FACT – CIRCULAR N°1.072

PLACEMENT OF FOREING NOTES

1.0           IDENTIFICATION OF THE COMPANY

1.1	Company Name:	Embotelladora Andina S.A.

1.2	Commercial Name:	N/A

1.3	R.U.T.:	91.144.000-8

1.4	Securities’ Registry No.:	N/A

1.5	Address:	Avenida Miraflores N° 9153, Piso 7, Renca, Santiago Chile

1.6	Phone:	+(56) 2 2338 0501

1.7	Activities and Business:

According to Article 4 of the bylaws of Embotelladora Andina S.A. ("Andina" or the "Issuer"), its purpose is to carry out and develop, either directly or through other persons, and either for its own account or for the account of others, the following:

a.	The operation of one or more industrial establishments engaged in the business, operations and activities of manufacturing, production, processing, transformation, bottling, canning, distribution, transportation, import, export, purchase, sale and marketing in general, in any form and under any title, of all kinds of food products and, in particular, of all kinds of mineral waters, juices, beverages and drinks in general or other similar products, and of raw or semi-finished materials used in such activities and/or of complementary products or products related to the foregoing businesses and activities;

b.	The operation of one or more agricultural or agro-industrial establishments and agricultural land dedicated to the business, operations and development of agricultural and agro-industrial activities in general.

c.	The production, processing, transformation, distribution, transportation, import, export, purchase, sale and marketing in general, in any form and under any title, of all types of agricultural and/or agro-industrial products and raw or semi-finished materials used in such activities, and/or of complementary products or products related to the foregoing activities;

d.	The manufacture, elaboration, distribution, transportation, import, export, purchase, sale and commercialization in general, in any form and under any title, of all types of packaging; and the performance and development of all types of material recycling processes and activities;

e.	To take from and/or give to national or foreign companies representations of brands, products and/or licenses related to such businesses, activities, operations and products;

f.	To provide all kinds of services and/or technical assistance, in any way related to the goods, products, businesses and activities referred to in the preceding letters;

g.	Investment of cash and cash equivalents, including in the capital markets ; and

h.	In general, to carry out all other business and activities that are complementary or related to the above operations.

2.0	THIS COMMUNICATION IS MADE UNDER THE PROVISIONS SET FORTH IN ARTICLE 9 AND SECTION 2 OF ARTICLE 10 OF LAW NO. 18,045 AND IT IS ABOUT A MATERIAL FACT REGARDING THE COMPANY, ITS BUSINESSES, ITS PUBLICLY OFFERED SECURITIES AND/OR THEIR OFFER, AS APPLICABLE.

3.0          ISSUE CHARACTERISTICS

3.1	Base currency :	Swiss Francs (CHF)

3.2	Total emission:	CHF$ 170,000,000

3.3	Carrier / to order:	Carrier

3.4	Series:	1

3.4.1	Amount Series:	CHF$ 170,000,000

3.4.2	N° of Notes:	N/A

3.4.3	Nominal value notes:

The notes will issued in denomination of CHF$ 5,000 and integral multiple thereof.

3.4.4	Readjustment type:	N/A

3.4.5	Interest rate:	2.7175% annual

3.4.6	Date of issue:	September 5, 2023

3.4.7	For each series fill the following table (CHF$):

Interest payment No.	Principal payment No.	Date	Interest Amount	Principal Amount	Payment Total	Aggregate Principal Amount Balance
1		09-20-2024	4,619,750		4,619,750	170,000,000
2		09-20-2025	4,619,750		4,619,750	170,000,000
3		09-20-2026	4,619,750		4,619,750	170,000,000
4		09-20-2027	4,619,750		4,619,750	170,000,000
5	1	09-20-2028	4,619,750	170,000,000	174,619,750	0

3.5           Guaranties:

Yes    ☐      No  ☒

3.5.1	Guaranties type and amount:	N/A

3.6           Extraordinary Redemption:

Yes    ☒     No ☐

3.6.1        Procedures and Dates:

The Notes may be redeemed in the following cases:

a) Upon not less than thirty (30) nor more than sixty (60) days' prior notice to the Principal Paying Agent, the Issuer may redeem all but not a portion of the Notes at any time prior to the maturity date at par (aggregate total amount of the unpaid principal balance thereof plus accrued and unpaid interest to the date of early redemption, if any), if eighty-five (85) percent or more of the total principal amount of the Notes has been redeemed or purchased and cancelled at the time of such notice, if any), if eighty-five (85) percent or more of the aggregate principal amount of the Notes has been redeemed or purchased and cancelled at the time of such notice.

b) Upon not less than thirty (30) nor more than sixty (60) days prior notice to the Principal Paying Agent, the Issuer may redeem all and not part of the Notes at any time prior to the maturity date, in full at par (aggregate total amount of the outstanding principal balance plus accrued and unpaid interest to the date of early redemption, if any), if as a result of any change or modification of the laws (or any regulations or rules issued thereunder) of Chile or any change in the official application, administration or interpretation of such laws, regulations or rules, the Issuer is or becomes obligated to pay Additional Amounts (as defined in Condition 6 of Schedule A of the Bond Purchase and Paying Agency Agreement (the "Agreement")) in respect of interest on the Notes at a withholding or deduction rate in excess of 4. 0%.

4.0            OFFER

Public ☒                          Private ☐

5.0            COLOCATION COUNTRY

5.1.          Name:        Switzerland

5.2          Standards for approval of compromise:

The Notes issued by Embotelladora Andina S.A. are publicly offered in Switzerland, and are regulated under Article 51(2) of the Swiss Financial Services Act (FinSA) of June 15, 2018.

6.0            INFORMATION TO BE PROVIDED

6.1	To future holders:

a)	All communications to Bondholders relating to the Notes (including notices of Bondholders' meetings and resolutions adopted thereat) will be published by the Principal Paying Agent in accordance with applicable SIX Swiss Exchange regulations and the Issuer's instructions, or upon consultation with the Issuer, and will be valid as soon as they are electronically published on the website of the SIX Swiss Exchange in the section entitled "Official Notices" (https://www.six-group.com, where notices are currently published at the address "https://www.six-group.com/en/products-services/the-swiss-stock-exchange/market-data/news-tools/official-notices.html").

6.2	To future note holder representatives:

(a)	The Issuer shall inform the Principal Paying Agent, in its capacity as representative of the bondholders, of the occurrence of an Event of Default and provide it with all necessary information and documentation in this respect.

(b)	So long as the Notes are not redeemed, Andina shall assist UBS with all necessary information and documentation and shall inform UBS of any events, circumstances or other matters that may be relevant to UBS in connection with its functions under the Indenture. It shall also send and publish on its website the information set forth in Condition 12 of the Agreement.

7.0            INDENTURE

7.1            General Characteristics:

The Bond Purchase and Paying Agency Agreement dated September 18, 2023 between Embotelladora Andina S.A. as issuer and UBS AG as Lead Manager, by virtue of which Andina agreed to issue and sell to the Lead Manager notes to be traded on the SIX Swiss Exchange, for an amount of CHF$170,000,000, payable in 2028, with an interest rate of 2.7175% under the terms indicated in the Agreement and according to the terms of the notes attached as Exhibit A to the Agreement.

7.2	Rights and obligations of the holders of notes:

The rights and obligations of bondholders include, among others:

(a)	Receive the principal amount of and interest on the Notes (including, if applicable, the Additional Amounts described in Condition 6 of Exhibit A to the Indenture) and, in the case of early redemption or redemption, on the redemption date or redemption date, as the case may be.

(b)	Accelerate the Notes under the terms and conditions set forth in Condition 8 of Exhibit A of the Indenture.

(c)	Delivery of information (see section 6.1 above).

(d)	Consent to certain amendments to the terms of the Notes as set forth in Condition 11 of Exhibit A to the Indenture.

(e)	Exercise its rights as set forth in Exhibit A to the Agreement.

8.0            IMPORTANT ADDITIONAL INFORMATION

The indenture contains certain covenants to which the Company has undertaken.

9.0            STATEMENT OF RESPONSIBILITY

The information contained in this form is true and correct as of the date hereof.

_______________________________

JOSÉ LUIS SOLORZANO HURTADO

Chief Executive Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ José Luis Solorzano
Name:	José Luis Solorzano
Title:	Chief Executive Officer

Santiago, September 20, 2023